Everest REIT Investors

199 SOUTH LOS ROBLES AVENUE, SUITE 200 - PASADENA, CALIFORNIA 91101

TEL (626) 585-5920 - FAX (626) 585-5929

December 2, 2019

To the Shareholders of

Lightstone Value Plus Real Estate Investment Trust V, Inc.

RE:NOTIFICATION OF HIGHER OFFER TO PURCHASE

Dear Shareholder:

Everest REIT Investors I, LLC is offering to purchase 1,200,000 Shares of common stock (the "Shares"), in Lightstone Value Plus Real Estate Investment Trust V, Inc. (the "Corporation"), for cash in the amount of $6.00 per Share upon the terms and subject to the conditions set forth in our Offer to Purchase dated December 2, 2019, and the related Transfer Agreement (together, the “Offer”). Everest is not affiliated with the Corporation. Investors should consider the following:

•Our offer is the highest third-party offer for your Shares of which we are aware, and exceeds secondary market trades reported by an independent publication. Also, unlike typical secondary market sales, there are no commissions charged.

•There is no public market for the Shares, no public market is expected to develop, and there is no requirement that the Corporation ever list the Shares on an exchange.

•The Corporation extended its target for commencing a liquidity event for stockholders from 2017 to 2023, although it provides no assurances as to when such a liquidity event may ultimately occur.

•Our offer provides the opportunity to GET CASH PROMPTLY for your Shares.

By selling your Shares, you receive a guaranteed price for your Shares promptly after the Offer expires. The Corporation estimated its value per Share at $9.10 as of September 30, 2019, but also states that such estimate does not represent the actual liquidation value of its assets and liabilities or a price at which the Shares would trade on a national securities exchange, and does not take into account estimated disposition costs or prepayment fees or penalties that may apply to certain debt repayment.

A Transfer Agreement is enclosed which you can use to tender your Shares. Please complete and execute this Transfer Agreement in accordance with the enclosed Instructions and return it in the envelope provided. Please read the entire Offer before tendering your Shares.

Copies of the Offer documents are available at our website: www.everestreitinvestors.com; or from the SEC’s EDGAR website at www.sec.gov; or a free copy will be mailed or emailed to you upon request to our Investor Relations department, at (800) 611-4613, or by email to offers@everestreitinvestors.com. The Purchaser may extend the offer, in which case, the Purchaser will make a public announcement by press release and by posting on the foregoing website no later than 9:00 AM Eastern Time the next business day after the scheduled expiration date. The Offer to Purchase contains information required to be disclosed by Rule 14d-6(d)(1) under the Securities and Exchange Act of 1934 and is incorporated herein by reference.

Unless amended, our offer will expire at 9:00 pm Pacific Time on January 17, 2020.

Very truly yours,

Everest REIT Investors I, LLC